SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

MGI GP, INC.

(Name of Subject Company (Issuer))

MGI GP, INC.

MGI PHARMA, INC.

(Name of Filing Persons (Issuer))

GUILFORD PHARMACEUTICALS INC. 5% CONVERTIBLE SUBORDINATED NOTES DUE JULY 1, 2008

(Title of Class of Securities)

401829AA4

401829AB2

(CUSIP Number of Class of Securities)

ERIC P. LOUKAS, ESQ.

MGI PHARMA, INC.

5775 WEST OLD SHAKOPEE ROAD, SUITE 100

BLOOMINGTON, MINNESOTA 55437

(952) 346-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

MICHAEL J. SILVER

HOGAN & HARTSON L.L.P.

111 SOUTH CALVERT STREET

SUITE 1600

BALTIMORE, MD 21202

(410) 659-2700

CALCULATION OF FILING FEE

TRANSACTION VALUATION[1]	AMOUNT OF FILING FEE[2]
$70,779,610	$8,330.76

[1]	Calculated solely for purposes of determining the filing fee. Based upon the maximum aggregate purchase price payable for the Guilford Pharmaceuticals Inc. 5% Convertible Subordinated Notes Due July 1, 2008 in connection with a designated event repurchase offer pursuant to the applicable indenture, calculated as the sum of (a) $69,354,000, representing 100% of the principal amount of the notes outstanding, plus (b) $1,425,610, representing accrued and unpaid interest on the notes through November 28, 2005, the day prior to the currently anticipated payment date.

[2]	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the value of securities proposed to be purchased.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of June 17, 2003, between MGI GP, INC., formerly known as Guilford Pharmaceutical, Inc. (“MGI GP”), and Wachovia Bank, National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture dated as of October 3, 2005 (the “Supplemental Indenture”) between MGI PHARMA, Inc. (“MGI PHARMA”), MGI GP, and the Trustee (the “Indenture”), governing the 5% Convertible Subordinated Notes due July 1, 2008 originally issued by MGI GP (the “Notes”), this Tender Offer Statement filed on Schedule TO (“Schedule TO”) is filed by MGI PHARMA and MGI GP, with respect to the right of each holder of the Notes to sell, and the obligation of MGI GP to purchase, the Notes pursuant to the terms and conditions of the notice of designated event and offer to purchase dated October 20, 2005 (as may be amended and supplemented from time to time, the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(A), the Indenture and the Notes (the “Offer”). A Designated Event (as defined in the Indenture) occurred on October 3, 2005 when MGI PHARMA’s wholly-owned subsidiary Granite Acquisition, Inc., a Delaware corporation (“Granite”), merged with and into MGI GP with MGI GP surviving as a wholly owned subsidiary of MGI PHARMA (the “Merger”). In connection with the Merger and under the Supplemental Indenture, MGI PHARMA fully and unconditionally guaranteed all of MGI GP’s obligations under the Notes and the Indenture, including the obligation to make the Offer.

The Offer will expire at 5:00pm, New York City time, on November 28, 2005 unless extended or earlier terminated.

All of the information set forth in the Offer to Purchase is incorporated herein in response to Items 1 through 11 of this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the Caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The issuer is MGI GP, Inc. The address of the principal executive offices of MGI GP is 6611 Tributary Street, Baltimore, Maryland 21224. MGI GP’s telephone number is (410) 631-6300. MGI GP is a wholly-owned subsidiary of MGI PHARMA, INC. The address of the principal executive offices of MGI PHARMA is 5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437. MGI PHARMA’s telephone number is (952) 346-4700. The information set forth in “Section 4. Certain Information Concerning the Offeror” of the Offer to Purchase is incorporated herein by reference.

(b) The securities that are the subject of the Offer are MGI GP’s 5% Convertible Subordinated Notes due July 1, 2008 (CUSIP Nos.: 401829 AA4 and 401829 AB2). As of October 18, 2005, there were $69,354,000 aggregate principal amount of the Notes outstanding, which are now convertible (subject to the satisfaction of certain conversion conditions set forth in the Indenture) into cash and shares of the common stock, $.01 par value per share, of MGI PHARMA.

(c) The information set forth in “Section 5. Price Range of the Notes and Common Stock; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) This is an issuer tender offer. MGI GP, Inc. is both a filing person and the subject company of this Schedule TO. MGI GP is a direct, wholly-owned subsidiary of MGI PHARMA. MGI PHARMA has fully and unconditionally guaranteed MGI GP’s obligations under the Notes and the Indenture and is a filing person of this Schedule TO. The information set forth under Item 2(a) above is incorporated herein by reference.

As required by General Instruction C to Schedule TO, the following persons are directors and/or executive officers and/or controlling persons of MGI GP and MGI PHARMA:

MGI GP

Directors	Principal Occupation
Leon O. Moulder, Jr. **	Director and Chief Executive Officer
Eric Loukas **	Director and Vice President
William F. Spengler *	Director, Vice President and Assistant Treasurer

Name of Executive Officers	Office
Leon O. Moulder, Jr. **	Director and Chief Executive Officer
Eric Loukas **	Director and Vice President
Dean J. Mitchell *	President
James C. Hawley **	Vice President, Chief Financial Officer and Treasurer
Asher M. Rubin *	Vice President and Assistant Secretary
William F. Spengler *	Director, Vice President and Assistant Treasurer

*	The address of such person is c/o MGI GP, Inc., 6611 Tributary Street, Baltimore, Maryland 21224, and such person’s business telephone number is (410) 631-6300.

**	The address of such person is c/o MGI PHARMA, Inc., 5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437, and such person’s business telephone number is (952) 346-4700.

MGI PHARMA

Directors	Principal Occupation
Hugh E. Miller **	Chairman, Retired

Andrew J. Ferrara **	President and Chief Executive Officer of Boston Healthcare

Edward W. Mehrer **	Retired, Director of Novastar Financial, Inc., Winn-Dixie Store and FBL Financial Group, Inc.

Dean J. Mitchell *	Former President and Chief Executive Officer of Guilford Pharmaceuticals Inc., President of MGI GP

Leon O. Moulder, Jr. **	Director, President and Chief Executive Officer

David B. Sharrock **	Retired, Director of Indevus Pharmaceuticals Inc., Praecis Pharmaceuticals, Inc. and Cincinnati Bell Inc.

Dr. Waneta C. Tuttle **	Owner and CEO, Southwest Medical Ventures, and CEO, Exagen Diagnostics, Inc.

Dr. Arthur L. Weaver **	Clinical professor of medicine, department of rheumatology at the University of Nebraska Medical Center

Name of Executive Officers	Office
Leon O. Moulder, Jr. **	Director, President and Chief Executive Officer

Martin J. Duvall **	Senior Vice President, Commercial Operations

James C. Hawley **	Senior Vice President and Chief Financial Officer

Mary Lynne Hedley, PhD **	Senior Vice President and Chief Scientific Officer

Eric Loukas **	Senior Vice President, General Counsel and Corporate Secretary

John R. MacDonald, PhD **	Senior Vice President, Research & Development

Edward B. Rubenstein, M.D. **	Senior Vice President, Medical and Commercial Development

William F. Spengler *	Senior Vice President, International and Corporate Development

Michael T. Cullen, Jr., M.D. **	Chief Medical Officer

*	The address of such person is c/o MGI GP, Inc., 6611 Tributary Street, Baltimore, Maryland 21224, and such person’s business telephone number is (410) 631-6300.

**	The address of such person is c/o MGI PHARMA, Inc., 5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437, and such person’s business telephone number is (952) 346-4700.

Item 4.	Terms of the Transaction.

(a)(1)(i)—(iii), (v)—(viii), (xii) The information set forth in the “Summary Term Sheet,” “Section 1. Introduction,” “Section 2. Terms of the Offer,” “Section 7. Acceptance of Notes for Payment,” “Section 8. Expiration, Extension, Amendment, Termination or Withdrawal of the Offer,” “Section 9. Procedures for Tendering Notes,” “Section 10. Withdrawal of Tenders,” “Section 12. Conditions of the Offer” and “Section 13. United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv), (ix)—(xi) Not Applicable.

(a)(2) Not Applicable.

(b) MGI GP will not purchase any Notes from any of MGI GP’s or MGI PHARMA’s officers, directors or affiliates pursuant to the Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) MGI PHARMA and/or MGI GP are party to the following agreements:

(1) The Indenture dated June 17, 2003, by and between MGI GP and Wachovia Bank, National Association, as Trustee, for 5% Convertible Subordinated Notes due July 1, 2008. As a result of the Merger, MGI GP is now required to offer to repurchase the Notes from the Holders.

(2) The Supplemental Indenture dated October 3, 2005, by and among MGI GP, INC., MGI PHARMA, INC. and Wachovia Bank, National Association, as Trustee, for 5% Convertible Subordinated Notes due July 1, 2008. Under the Supplemental Indenture the holders of the Notes are eligible to receive the merger consideration in accordance with the conversion rights provided therein.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in “Section 3. Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

(b) Any Notes purchased pursuant to the Offer will be cancelled and retired.

(c)(1) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving MGI GP or MGI PHARMA or any of their respective subsidiaries.

(c)(2) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any purchase, sale or transfer of a material amount of any of MGI GP’s or MGI PHARMA’s assets or the assets of any of their respective subsidiaries.

(c)(3) Except for the Offer, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any material change to the present dividend rate or policy, indebtedness or capitalization of MGI GP or MGI PHARMA.

(c)(4) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations to change the number or term or to otherwise make any changes to the Board of Directors or management of either MGI GP or MGI PHARMA. Except for discussions in the ordinary course regarding increases in compensation and other compensation arrangements, no such person has any plans or proposals or is a party to negotiations regarding changes to material terms of the employment contracts of any of the executive officers of either of MGI GP or MGI PHARMA.

(c)(5) Except for any possible acquisitions or divestitures, MGI GP or MGI PHARMA may consider from time to time, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any other change in either of MGI GP’s or MGI PHARMA’s corporate structure or business.

(c)(6) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of MGI PHARMA being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association.

(c)(7) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of MGI PHARMA becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

(c)(8) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the suspension of MGI PHARMA’s obligation to file reports under Section 15(d) of the Exchange Act.

(c)(9) Except for the Offer, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the acquisition by any person of additional securities of MGI PHARMA or MGI GP, or the disposition of securities of MGI PHARMA or MGI GP.

(c)(10) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any changes in either MGI GP’s or MGI PHARMA’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of MGI GP or MGI PHARMA.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) No Notes are beneficially owned by any person identified in Item 3 of this Schedule TO or any associate or majority owned subsidiary of those persons.

(b) Except for MGI PHARMA’s full and unconditional guarantee of MGI GP’s obligations under the Notes and the Indenture, no person identified in Item 3 of this Schedule TO, no associate or majority owned subsidiary of either MGI GP or MGI PHARMA, and no director or executive officer of any subsidiary of either MGI GP or MGI PHARMA has engaged in any transaction in the Notes during the 60 days preceding the date of this Schedule TO.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Section 14. Fees and Expenses; Solicitations” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

MGI GP and MGI PHARMA do not believe that financial statement information is material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the Offer is for all outstanding Notes and MGI PHARMA is a public reporting company that files reports electronically under EDGAR.

Item 11.	Additional Information.

(a)(1) There are no material agreements, arrangements, understandings or relationships between MGI GP or MGI PHARMA and any of their respective executive officers, directors, controlling persons or subsidiaries that are material to a holder’s decision whether to sell, tender or hold the Notes.

(a)(2) To the best knowledge of MGI GP and MGI PHARMA after reasonable investigation, there are no applicable regulatory requirements that must be complied with or approvals that must be obtained in connection with the tender offer that are material to a holder’s decision whether to sell, tender or hold the Notes.

(a)(3) There are no applicable anti-trust laws that are material to a holder’s decision whether to sell, tender or hold the Notes.

(a)(4) There are no margin requirements under Section 7 of the Exchange Act and its applicable regulations that are material to a holder’s decision whether to sell, tender or hold the Notes.

(a)(5) There are no material pending legal proceedings relating to the Offer that are material to a holder’s decision whether to sell, tender or hold the Notes.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)	Notice of Designated Event and Offer to Purchase dated October 20, 2005.

(a)(5)(A)	Press release of MGI PHARMA, INC. dated October 3, 2005 (Previously filed pursuant to Rule 13e-4(c) under the Exchange Act as Exhibit 99.1 on MGI PHARMA’s Current Report on Form 8-K filed with the SEC on October 7, 2005, file no. 000-10736.)

(a)(5)(B)	Press release of MGI PHARMA, INC. dated October 20, 2005, announcing the commencement of the Offer.

(b)	None

(d)(1)	Indenture dated June 17, 2003, by and between Guilford Pharmaceuticals Inc. and Wachovia Bank, National Association, as Trustee, for 5% Convertible Subordinated Notes due July 1, 2008. (Incorporated by reference to Exhibit 4.03 of the Form 10-Q for the quarterly period ended June 30, 2003, filed on August 7, 2003, by MGI GP, INC., formerly known as Guilford Pharmaceuticals Inc., file no. 000-23736).

(d)(2)	Supplemental Indenture dated October 3, 2005, by and among Guilford Pharmaceuticals Inc., MGI PHARMA, INC. and Wachovia Bank, National Association, as Trustee, for 5% Convertible Subordinated Notes due July 1, 2008. (Previously filed pursuant to Rule 13e-4(c) under the Exchange Act as Exhibit 4.2 to MGI PHARMA’s Current Report on Form 8-K filed with the SEC on October 7, 2005, file no. 000-10736).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 20, 2005

MGI PHARMA, INC.

By:	/s/ ERIC P. LOUKAS
Name:	Eric P. Loukas
Title:	Senior Vice President, General Counsel and Secretary

MGI GP, INC.

By:	/s/ ERIC P. LOUKAS
Name:	Eric P. Loukas
Title:	Vice President

Index to Exhibits

Exhibit Number	Description

(a)(1)	Notice of Designated Event and Offer to Purchase dated October 20, 2005.*

(a)(5)(A)	Press release of MGI PHARMA, INC. dated October 3, 2005. (Previously filed pursuant to Rule 13e-4(c) under the Exchange Act as Exhibit 99.1 on MGI PHARMA’s Current Report on Form 8-K filed with the SEC on October 7, 2005, file no. 000-10736.)

(a)(5)(B)	Press release of MGI PHARMA, INC. dated October 20, 2005, announcing the commencement of the Offer.*

(d)(1)	Indenture dated June 17, 2003, by and between Guilford Pharmaceuticals Inc. and Wachovia Bank, National Association, as Trustee, for 5% Convertible Subordinated Notes due July 1, 2008. (Incorporated by reference to Exhibit 4.03 of the Form 10-Q for the quarterly period ended June 30, 2003, filed on August 7, 2003, by MGI GP, INC., formerly known as Guilford Pharmaceuticals Inc., file no. 000-23736).

(d)(2)	Supplemental Indenture dated October 3, 2005, by and among Guilford Pharmaceuticals Inc., MGI PHARMA, INC. and Wachovia Bank, National Association, as Trustee, for 5% Convertible Subordinated Notes due July 1, 2008. (Previously filed pursuant to Rule 13e-4(c) under the Exchange Act as Exhibit 4.2 to MGI PHARMA’s Current Report on Form 8-K filed with the SEC on October 7, 2005, file no. 000-10736).

*	Filed herewith.